Exhibit 3.3

                             First Amendment to the
                              Amended and Restated
                  Limited Liability Company Operating Agreement
                                October 28, 2002


This First Amendment to the Amended and Restated Limited Liability Company Operating Agreement, dated as of August 1, 2002 ("Limited Liability Company Operating Agreement"), is made as of October 28, 2002 by and between MidAmerican Energy Holdings Company and El Paso Merchant Energy North America Company ("Amendment No. 1").

WHEREAS, CE Generation, LLC (the "Company") and its members have determined it to be desirable and in the best interest of the Company that the Company decrease the number of Directors on the Board of Directors to four (4) members:

NOW THEREFORE, for good and valuable consideration, the receipt, of which is hereby acknowledged, the parties agree as follows:

         1. Management. Sections 6.1(a) and (b) of the Limited Liability Company Operating Agreement shall be amended and restated to read as follows:

         "6.1. Management. (a) Board of Directors. The Company shall be managed exclusively by or under the direction of a Board of Directors (the "Board"), consisting of four Directors, two of whom shall be appointed by the holders of the Class A Interests and two of whom shall be appointed by the holders of the Class B Interests; provided, that, no person appointed by the holders of the Class A Interests shall be an Electric Utility. Each Director and Officer of the Company is not a "manager" (within the meaning of the Act) of the Company. Following their appointment, Directors shall serve until (i) removal, (ii) resignation or (iii) election of a successor by the holders of the applicable class of Interests, whichever occurs first. Directors may be removed at any time, with or without cause, by the holders of the class of Interests appointing such Director.

         (b) Authority of the Board.  Except as provided in Section 6.2,

                  (i) The Board, acting as a group or through the Officers, has sole authority to manage the Company and is authorized to make any contracts, enter into any transactions, make and obtain any commitments and take any and all actions on behalf of the Company to conduct or further the Company's business. Any action taken by the Directors or Officers on behalf of the Company in accordance with the foregoing provisions shall constitute the act of and shall serve to bind the Company;

                  (ii) Each Director has one vote in Board decisions;


                  (iii) Action by the Board requires either

                           (A) a resolution approved by the affirmative vote of
                  at least three of the Directors present at a meeting of the Board, (1) scheduled by a prior act of the Directors or called upon at least two business days' written notice signed by at least two Directors or the President, and (2) with a quorum present of at least three of the Directors, or

                           (B) a written action, signed by at least three of the
                  Directors."

        2. Except as expressly amended by this Amendment No. 1, the terms and conditions of the Limited Liability Company Operating Agreement shall remain in full force and effect.

In witness whereof, the parties hereto have executed this Amendment No. 1 as of this 28th day October, 2002.



MIDAMERICAN ENERGY HOLDINGS COMPANY      EL PASO MERCHANT ENERGY NORTH
                                                 AMERICA COMPANY

By:  /s/ Paul J. Leighton                 By: /s/  John L. Harriosn
    ---------------------                    ----------------------
Name:    Paul J. Leighton                  Name:  John L. Harrison
Title:   Vice President                    Title: Senior Vice President
                                                  Chief Financial Officer
                                                    and Treasurer